October 17, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Michael R. Clampitt, Senior Counsel

Re:	First BanCorp. Registration Statement on Form S-1 Filed August 24, 2011 File Number: 333-176469
Dear Mr. Clampitt:
               This letter responds to your letter dated October 5, 2011 to First BanCorp. (the “Corporation”) regarding the above referenced filing. Set forth below in italics is the comment contained in your letter, together with our response.
Form S-1 filed August 24, 2011
General
1.	We note your response to comment 3 in our letter dated September 15, 2011. Discretionary authority cannot be used to adjourn a meeting relating to a substantive matter. Please confirm that in the future you will include the adjournment to solicit additional proxies as a specific, separately enumerated item on the proxy card. We also note your representation regarding risk factor disclosure; we remind you that since you are in possession of all facts relating to the company’s disclosure, you are responsible for the accuracy and adequacy of the disclosure you have made.
Response: We confirm that in the future we will include the adjournment to solicit additional proxies as a specific, separately enumerated item on the proxy card if required at that time by SEC Staff position.
* * * * *

Michael R. Clampitt
U.S. Securities and Exchange Commission
October 17, 2011

We acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.

Very truly yours,
/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel

cc:	Linda L. Griggs, Esq.